Exhibit 12.1
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratio of earnings to fixed charges and preferred stock dividends)

	3 months ended	Year ended December 31,
	03/31/2010	2009	2008	2007	2006	2005
Fixed charges:
a Interest expense	528,042	1,294,804	3,580,292	3,023,763	627,286	68,106
b Amortization of debt issuance expense	0	0	0	0	0	0
c Estimated interest within rental expense	0	0	0	0	0	0
d Preference security dividends	0	0	0	0	0	0
Total fixed charges	528,042	1,294,804	3,580,292	3,023,763	627,286	68,106
Earnings:
Add:
a Income before taxes and non-controlling interest	3,172,257	113,893,303	77,858,362	177,201,077	119,157,046	90,000,325
b Fixed charges	528,042	1,294,804	3,580,292	3,023,763	627,286	68,106
c Amortization of capitalized interest	0	0	0	0	0	0
d Distributed income of equity investees	0	0	0	0	0	0
e Share of pre-tax losses of equity investees	0	0	0	0	0	0
Subtotal	3,700,299	115,188,107	81,438,654	180,224,840	119,784,332	90,068,431
Less:
a Capitalized interest	0	0	0	0	0	0
b Preference security dividends	0	0	0	0	0	0
c Income (loss) allocated to non-controlling interest	2,339,906	(82,450)	(511,670)	91,610	1,858,119	1,831,888
Subtotal	2,339,906	(82,450)	(511,670)	91,610	1,858,119	1,831,888
Total earnings	1,360,393	115,270,557	81,950,324	180,133,230	117,926,213	88,236,543
Ratio of earnings to fixed charges	2.58	89.03	22.89	59.57	187.99	1,295.58
The ratio of earnings to fixed charges was calculated by dividing earnings by fixed charges. Earnings were calculated by adding (1) income from continuing operations before income taxes and (2) interest expense (including amortization of any debt fees and any debt discount). Fixed charges were calculated by adding interest expense and the amortization of any debt fees and any debt discount.

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